UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                             (Amendment No. 10)*

                             Hexcel Corporation
------------------------------------------------------------------------------
                              (Name of Issuer)

                  Common Stock (Par Value $0.01 Per Share)
------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                428291 10 8
------------------------------------------------------------------------------
                               (CUSIP Number)

         Robert C. Schwenkel, Esq.                 Ben I. Adler, Esq.
Fried, Frank, Harris, Shriver & Jacobson LLP      Goldman, Sachs & Co.
             One New York Plaza                    One New York Plaza
             New York, NY 10004                    New York, NY 10004
               (212) 859-8000                        (212) 902-1000

------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                             and Communications)

                               March 15, 2006
------------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

          Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

          * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D
CUSIP No. 428291 10 8                                          Page 2 of 39

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             THE GOLDMAN SACHS GROUP, INC.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) |_|
                                                                (b) |_|

3      SEC USE ONLY


4      SOURCE OF FUNDS

             AF, OO

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                               |_|


6      CITIZENSHIP OR PLACE OF ORGANIZATION

             DELAWARE

               7    SOLE VOTING POWER

  NUMBER OF
                         43,122
    SHARES

 BENEFICIALLY  8    SHARED VOTING POWER

   OWNED BY              1,290,752

               9    SOLE DISPOSITIVE POWER
     EACH
                         43,122
  REPORTING

    PERSON     10   SHARED DISPOSITIVE POWER

     WITH                1,490,642

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,533,764(1)

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                               |_|

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             1.6%(2)

14     TYPE OF REPORTING PERSON

             HC-CO


(1) This amount includes shares of common stock of Hexcel Corporation (the "Company") that may be deemed to be beneficially owned by The Goldman Sachs Group, Inc. ("GS Group") which are issuable upon the exercise of options granted by the Company which are currently exercisable and held for the benefit of GS Group.

(2) This percentage is calculated in accordance with Rule 13d-3(d)(1) of the Securities Exchange Act of 1934, as amended, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than GS Group.

                                SCHEDULE 13D
CUSIP No. 428291 10 8                                          Page 3 of 39

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             GOLDMAN, SACHS & CO.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) |_|
                                                                (b) |_|


3      SEC USE ONLY


4      SOURCE OF FUNDS

             AF, WC

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                               |X|


6      CITIZENSHIP OR PLACE OF ORGANIZATION

             NEW YORK

               7    SOLE VOTING POWER

  NUMBER OF
                         0
    SHARES

 BENEFICIALLY  8    SHARED VOTING POWER

   OWNED BY              1,290,752

               9    SOLE DISPOSITIVE POWER
     EACH
                         0
  REPORTING

    PERSON     10   SHARED DISPOSITIVE POWER

     WITH                1,490,642

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,490,642

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                               |_|

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             1.6%(1)

14     TYPE OF REPORTING PERSON

             BD-PN-IA

(1) This percentage is calculated in accordance with Rule 13d-3(d)(1) of the Securities Exchange Act of 1934, as amended, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than Goldman, Sachs & Co.

                                SCHEDULE 13D
CUSIP No. 428291 10 8                                          Page 4 of 39

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             GS ADVISORS 2000, L.L.C.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) |_|
                                                                (b) |_|


3      SEC USE ONLY


4      SOURCE OF FUNDS

             AF

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                               |_|


6      CITIZENSHIP OR PLACE OF ORGANIZATION

             DELAWARE

               7    SOLE VOTING POWER

  NUMBER OF
                         0
    SHARES

 BENEFICIALLY  8    SHARED VOTING POWER

   OWNED BY              995,852

               9    SOLE DISPOSITIVE POWER
     EACH
                         0
  REPORTING

    PERSON     10   SHARED DISPOSITIVE POWER

     WITH                995,852

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             995,852

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                               |_|

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             1.1%(1)

14     TYPE OF REPORTING PERSON

             OO

(1) This percentage is calculated in accordance with Rule 13d-3(d)(1) of the Securities Exchange Act of 1934, as amended, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than GS Advisors 2000, L.L.C.

                                SCHEDULE 13D
CUSIP No. 428291 10 8                                          Page 5 of 39

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             GOLDMAN, SACHS & CO. oHG

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) |_|
                                                                (b) |_|


3      SEC USE ONLY


4      SOURCE OF FUNDS

             AF

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                               |_|


6      CITIZENSHIP OR PLACE OF ORGANIZATION

             GERMANY

               7    SOLE VOTING POWER

  NUMBER OF
                         0
    SHARES

 BENEFICIALLY  8    SHARED VOTING POWER

   OWNED BY              30,539

               9    SOLE DISPOSITIVE POWER
     EACH
                         0
  REPORTING

    PERSON     10   SHARED DISPOSITIVE POWER

     WITH                30,539

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             30,539

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                               |_|

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             Less than 0.1%

14     TYPE OF REPORTING PERSON

             PN

                                SCHEDULE 13D
CUSIP No. 428291 10 8                                          Page 6 of 39

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             GOLDMAN, SACHS MANAGEMENT GP GmbH

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) |_|
                                                                (b) |_|


3      SEC USE ONLY


4      SOURCE OF FUNDS

             AF

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                               |_|


6      CITIZENSHIP OR PLACE OF ORGANIZATION

             GERMANY

               7    SOLE VOTING POWER

  NUMBER OF
                         0
    SHARES

 BENEFICIALLY  8    SHARED VOTING POWER

   OWNED BY              30,539

               9    SOLE DISPOSITIVE POWER
     EACH
                         0
  REPORTING

    PERSON     10   SHARED DISPOSITIVE POWER

     WITH                30,539

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             30,539

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                               |_|

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             Less than 0.1%

14     TYPE OF REPORTING PERSON

             CO

                                SCHEDULE 13D
CUSIP No. 428291 10 8                                          Page 7 of 39

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             GS EMPLOYEE FUNDS 2000 GP, L.L.C.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) |_|
                                                                (b) |_|


3      SEC USE ONLY


4      SOURCE OF FUNDS

             AF

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                               |_|


6      CITIZENSHIP OR PLACE OF ORGANIZATION

             DELAWARE

               7    SOLE VOTING POWER

  NUMBER OF
                         0
    SHARES

 BENEFICIALLY  8    SHARED VOTING POWER

   OWNED BY              232,075

               9    SOLE DISPOSITIVE POWER
     EACH
                         0
  REPORTING

    PERSON     10   SHARED DISPOSITIVE POWER

     WITH                232,075

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             232,075

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                               |_|

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             0.3%(1)

14     TYPE OF REPORTING PERSON

             OO

(1) This percentage is calculated in accordance with Rule 13d-3(d)(1) of the Securities Exchange Act of 1934, as amended, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than GS Employee Funds 2000 GP, L.L.C.

                                SCHEDULE 13D
CUSIP No. 428291 10 8                                          Page 8 of 39

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             STONE STREET 2000, L.L.C.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) |_|
                                                                (b) |_|


3      SEC USE ONLY


4      SOURCE OF FUNDS

             AF

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                               |_|


6      CITIZENSHIP OR PLACE OF ORGANIZATION

             DELAWARE

               7    SOLE VOTING POWER

  NUMBER OF
                         0
    SHARES

 BENEFICIALLY  8    SHARED VOTING POWER

   OWNED BY              24,086

               9    SOLE DISPOSITIVE POWER
     EACH
                         0
  REPORTING

    PERSON     10   SHARED DISPOSITIVE POWER

     WITH                24,086

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             24,086

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                               |_|

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             Less than 0.1%

14     TYPE OF REPORTING PERSON

             OO

                                SCHEDULE 13D
CUSIP No. 428291 10 8                                          Page 9 of 39

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             GS CAPITAL PARTNERS 2000, L.P.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) |_|
                                                                (b) |_|


3      SEC USE ONLY


4      SOURCE OF FUNDS

             WC

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                               |_|


6      CITIZENSHIP OR PLACE OF ORGANIZATION

             DELAWARE

               7    SOLE VOTING POWER

  NUMBER OF
                         0
    SHARES

 BENEFICIALLY  8    SHARED VOTING POWER

   OWNED BY              730,451

               9    SOLE DISPOSITIVE POWER
     EACH
                         0
  REPORTING

    PERSON     10   SHARED DISPOSITIVE POWER

     WITH                730,451

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             730,451

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                               |_|

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             0.8%(1)

14     TYPE OF REPORTING PERSON

             PN

(1) This percentage is calculated in accordance with Rule 13d-3(d)(1) of the Securities Exchange Act of 1934, as amended, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than GS Capital Partners 2000, L.P.

                                SCHEDULE 13D
CUSIP No. 428291 10 8                                          Page 10 of 39

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             GS CAPITAL PARTNERS 2000 OFFSHORE, L.P.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) |_|
                                                                (b) |_|


3      SEC USE ONLY


4      SOURCE OF FUNDS

             WC

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                               |_|


6      CITIZENSHIP OR PLACE OF ORGANIZATION

             CAYMAN ISLANDS

               7    SOLE VOTING POWER

  NUMBER OF
                         0
    SHARES

 BENEFICIALLY  8    SHARED VOTING POWER

   OWNED BY              265,401

               9    SOLE DISPOSITIVE POWER
     EACH
                         0
  REPORTING

    PERSON     10   SHARED DISPOSITIVE POWER

     WITH                265,401

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             265,401

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                               |_|

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             0.3%(1)

14     TYPE OF REPORTING PERSON

             PN

(1) This percentage is calculated in accordance with Rule 13d-3(d)(1) of the Securities Exchange Act of 1934, as amended, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than GS Capital Partners 2000 Offshore, L.P.

                                SCHEDULE 13D
CUSIP No. 428291 10 8                                          Page 11 of 39

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             GS CAPITAL PARTNERS 2000 GmbH & CO. BETEILIGUNGS KG

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) |_|
                                                                (b) |_|


3      SEC USE ONLY


4      SOURCE OF FUNDS

             WC

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                               |_|


6      CITIZENSHIP OR PLACE OF ORGANIZATION

             GERMANY

               7    SOLE VOTING POWER

  NUMBER OF
                         0
    SHARES

 BENEFICIALLY  8    SHARED VOTING POWER

   OWNED BY              30,539

               9    SOLE DISPOSITIVE POWER
     EACH
                         0
  REPORTING

    PERSON     10   SHARED DISPOSITIVE POWER

     WITH                30,539

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             30,539

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                               |_|

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             Less than 0.1%

14     TYPE OF REPORTING PERSON

             PN

                                SCHEDULE 13D
CUSIP No. 428291 10 8                                          Page 12 of 39

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             GS CAPITAL PARTNERS 2000 EMPLOYEE FUND, L.P.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) |_|
                                                                (b) |_|


3      SEC USE ONLY


4      SOURCE OF FUNDS

             WC

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                               |_|


6      CITIZENSHIP OR PLACE OF ORGANIZATION

             DELAWARE

               7    SOLE VOTING POWER

  NUMBER OF
                         0
    SHARES

 BENEFICIALLY  8    SHARED VOTING POWER

   OWNED BY              232,075

               9    SOLE DISPOSITIVE POWER
     EACH
                         0
  REPORTING

    PERSON     10   SHARED DISPOSITIVE POWER

     WITH                232,075

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             232,075

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                               |_|

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             0.3%(1)

14     TYPE OF REPORTING PERSON

             PN

(1) This percentage is calculated in accordance with Rule 13d-3(d)(1) of the Securities Exchange Act of 1934, as amended, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than GS Capital Partners 2000 Employee Fund, L.P.

                                SCHEDULE 13D
CUSIP No. 428291 10 8                                          Page 13 of 39

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             STONE STREET FUND 2000, L.P.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) |_|
                                                                (b) |_|


3      SEC USE ONLY


4      SOURCE OF FUNDS

             WC

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                               |_|


6      CITIZENSHIP OR PLACE OF ORGANIZATION

             DELAWARE

               7    SOLE VOTING POWER

  NUMBER OF
                         0
    SHARES

 BENEFICIALLY  8    SHARED VOTING POWER

   OWNED BY              24,086

               9    SOLE DISPOSITIVE POWER
     EACH
                         0
  REPORTING

    PERSON     10   SHARED DISPOSITIVE POWER

     WITH                24,086

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             24,086

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                               |_|

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             Less than 0.1%

14     TYPE OF REPORTING PERSON

             PN

                                SCHEDULE 13D
CUSIP No. 428291 10 8                                          Page 14 of 39

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             LXH HOLDINGS CORP.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) |_|
                                                                (b) |_|


3      SEC USE ONLY


4      SOURCE OF FUNDS

             AF

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                               |_|


6      CITIZENSHIP OR PLACE OF ORGANIZATION

             DELAWARE

               7    SOLE VOTING POWER

  NUMBER OF
                         0
    SHARES

 BENEFICIALLY  8    SHARED VOTING POWER

   OWNED BY              0

               9    SOLE DISPOSITIVE POWER
     EACH
                         0
  REPORTING

    PERSON     10   SHARED DISPOSITIVE POWER

     WITH                0

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             0

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                               |_|

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             0.0%

14     TYPE OF REPORTING PERSON

             CO

                                SCHEDULE 13D
CUSIP No. 428291 10 8                                          Page 15 of 39

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             LXH HOLDINGS, L.P.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) |_|
                                                                (b) |_|


3      SEC USE ONLY


4      SOURCE OF FUNDS

             AF

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                               |_|


6      CITIZENSHIP OR PLACE OF ORGANIZATION

             DELAWARE

               7    SOLE VOTING POWER

  NUMBER OF
                         0
    SHARES

 BENEFICIALLY  8    SHARED VOTING POWER

   OWNED BY              0

               9    SOLE DISPOSITIVE POWER
     EACH
                         0
  REPORTING

    PERSON     10   SHARED DISPOSITIVE POWER

     WITH                0

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             0

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                               |_|

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             0.0%

14     TYPE OF REPORTING PERSON

             PN

                                SCHEDULE 13D
CUSIP No. 428291 10 8                                          Page 16 of 39

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             LXH, L.L.C.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) |_|
                                                                (b) |_|


3      SEC USE ONLY


4      SOURCE OF FUNDS

             AF, WC

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                               |_|


6      CITIZENSHIP OR PLACE OF ORGANIZATION

             DELAWARE

               7    SOLE VOTING POWER

  NUMBER OF
                         0
    SHARES

 BENEFICIALLY  8    SHARED VOTING POWER

   OWNED BY              4

               9    SOLE DISPOSITIVE POWER
     EACH
                         0
  REPORTING

    PERSON     10   SHARED DISPOSITIVE POWER

     WITH                4

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             4

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                               |_|

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             LESS THAN 0.1%

14     TYPE OF REPORTING PERSON

             OO

                                SCHEDULE 13D
CUSIP No. 428291 10 8                                          Page 17 of 39

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             LXH II, L.L.C.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) |_|
                                                                (b) |_|


3      SEC USE ONLY


4      SOURCE OF FUNDS

             AF, WC

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                               |_|


6      CITIZENSHIP OR PLACE OF ORGANIZATION

             DELAWARE

               7    SOLE VOTING POWER

  NUMBER OF
                         0
    SHARES

 BENEFICIALLY  8    SHARED VOTING POWER

   OWNED BY              3

               9    SOLE DISPOSITIVE POWER
     EACH
                         0
  REPORTING

    PERSON     10   SHARED DISPOSITIVE POWER

     WITH                3

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             3

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                               |_|

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             LESS THAN 0.1%

14     TYPE OF REPORTING PERSON

             OO

This Amendment No. 10, filed by The Goldman Sachs Group, Inc. ("GS Group"), Goldman, Sachs & Co. ("Goldman Sachs"), GS Advisors 2000, L.L.C. ("GS Advisors"), Goldman, Sachs & Co. oHG ("GS oHG"), Goldman, Sachs Management GP GmbH ("GS GmbH"), GS Employee Funds 2000 GP, L.L.C. ("GS Employee 2000"), Stone Street 2000, L.L.C. ("Stone 2000"), GS Capital Partners 2000, L.P. ("GS Capital"), GS Capital Partners 2000 Offshore, L.P. ("GS Offshore"), GS Capital Partners 2000 GmbH & Co. Beteiligungs KG ("GS Germany"), GS Capital Partners 2000 Employee Fund, L.P. ("GS Employee"), Stone Street Fund 2000, L.P. ("Stone Street" and, together with GS Capital, GS Offshore, GS Germany and GS Employee, the "Limited Partnerships"), LXH Holdings Corp. ("LXH Corp."), LXH Holdings, L.P. ("LXH L.P."), LXH, L.L.C. ("LXH"), and LXH II, L.L.C. ("LXH II" and, together with LXH, the "Original Purchasers") (GS Group, Goldman Sachs, GS Advisors, GS oHG, GS GmbH, GS Employee 2000, Stone 2000, the Limited Partnerships, LXH Corp., LXH L.P., and the Original Purchasers, collectively, the "Filing Persons"), amends and supplements the Schedule 13D filed by the Filing Persons with the Securities and Exchange Commission (the "SEC") on December 28, 2000 (as amended by Amendment No. 1 filed on December 20, 2002, Amendment No. 2 filed on March 21, 2003, Amendment No. 3 filed on November 30, 2004, Amendment No. 4 filed on December 21, 2004, Amendment No. 5 filed on December 27, 2004, Amendment No. 6 filed on July 15, 2005, Amendment No. 7 filed on August 10, 2005, Amendment No. 8 filed on January 4, 2006, and Amendment No. 9 filed on March 3, 2006, the "Schedule 13D"), relating to the common stock, par value $0.01 per share (the "Common Stock"), of Hexcel Corporation, a Delaware corporation (the "Company"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.(1)

ITEM 4.   PURPOSE OF TRANSACTION.
          -----------------------

          Item 4 is hereby amended by adding the following immediately before the final three paragraphs thereof:

          Pursuant to an underwriting agreement, dated March 9, 2006 (the "March 2006 Underwriting Agreement"), by and among the Company, the GS Selling Stockholders, the Other Purchasers (collectively with the GS
Selling Stockholders, the "March 2006 Selling Stockholders") and the representatives of the several underwriters listed in Schedule I thereto (collectively, the "March 2006 Underwriters"), the March 2006 Underwriters agreed to purchase from the March 2006 Selling Stockholders and the March 2006 Selling Stockholders agreed to sell to the March 2006 Underwriters an aggregate of 21,433,306 shares of Common Stock (the "March 2006 Sale"), which aggregate amount includes 12,825,521 shares held by the GS Selling Stockholders. In addition, pursuant to the March 2006 Underwriting Agreement, the Other Purchasers granted the March 2006 Underwriters an option, exercisable within 30 days after the date of the March 2006 Underwriting Agreement, to purchase an additional 1,282,552 shares of Common Stock from the Other Purchasers at the same purchase price per share for the purpose of covering over-allotments (the "March 2006 Over-Allotment Option").

----------------

1 Neither the present filing nor anything contained herein will be construed as an admission that any filing Person constitutes a "person" for any purpose other than for compliance with Sectin 13(d) of the Securities Exchange Act of 1934.



          Pursuant to the final prospectus (the "March 2006 Offering Prospectus") dated March 9, 2006 (the "March 2006 Offering Prospectus Date") and filed by the Company on March 10, 2006 pursuant to Rule 424(b) of the Securities Act, the public offering price in the public offering of Common Stock by the Company was $20.00 per share and the underwriting discount was $0.80 per share. Pursuant to the March 2006 Underwriting Agreement, the March 2006 Underwriters agreed to purchase shares of Common Stock in the March 2006 Sale and upon exercise of the March 2006 Over-Allotment Option at a price per share of $19.20 (which is net of underwriting discounts and commissions). Accordingly, the GS Selling Stockholders sold an aggregate of 12,825,521 shares of Common Stock to the March 2006 Underwriters at a price per share of $19.20 (which is net of underwriting discounts and commissions) for an aggregate amount of $246,250,003.20. The March 2006 Underwriting Agreement contains standard terms and conditions for a public offering including customary representations and warranties and indemnity provisions. The foregoing description of the March 2006 Underwriting Agreement is not intended to be complete and is qualified in its entirety by the complete text of the March 2006 Underwriting Agreement, the form of which is incorporated herein by reference to Exhibit 1.1 to the Company's Registration Statement on Form S-3 (No. 333-132101) filed on February 28, 2006.

          The March 2006 Sale was consummated on March 15, 2006.

          Pursuant to the Amended and Restated Governance Agreement, if at any time the number of nominees entitled to be designated by the GS Selling Stockholders for election to the Board decreases, then, within ten days thereafter, the GS Selling Stockholders must cause a sufficient number of directors nominated by the GS Selling Stockholders and serving on the Board (the "GS Designated Directors") to resign from the Board so that the number of GS Designated Directors after such resignation(s) equals the number of nominees that the GS Selling Stockholders would have been entitled to designate had an election of directors taken place at such time. Upon consummation of the March 2006 Sale, the number of nominees that the GS Selling Stockholders are entitled to designate for election to the Board pursuant to the Amended and Restated Governance Agreement decreased from two to zero. Accordingly, on March 15, 2006, the remaining two GS Designated Directors resigned from the Board.

          Additionally, upon the consummation of the March 2006 Sale, the Amended and Restated Governance Agreement terminated in accordance with its terms.

ITEM 5.   INTERESTS IN SECURITIES OF THE ISSUER.
          --------------------------------------

Item 5 is hereby amended and restated in its entirety as follows:

          (a) As of March 15, 2006, GS Group may be deemed to beneficially own an aggregate of 1,533,764 shares of Common Stock, consisting of: (i) 7 shares of Common Stock that are beneficially owned by the Original Purchasers, as described below; (ii) (A) (I) 10,000 options granted to Mr. Mehra on December 19, 2000 pursuant to the Hexcel Incentive Stock Plan, of which all of such options are currently exercisable for 10,000 shares of Common Stock, (II) 2,000 options granted to Mr. Mehra on May 10, 2001 pursuant to the Hexcel Incentive Stock Plan, of which all of such options are currently exercisable for 2,000 shares of Common Stock, (III) 8,000 options granted to Mr. Mehra on July 31, 2001 pursuant to the Hexcel
Incentive Stock Plan, of which all of such options are currently exercisable for 8,000 shares of Common Stock, (IV) 2,000 options granted to Mr. Mehra on May 9, 2002 pursuant to the Hexcel Incentive Stock Plan, of which all of such options are currently exercisable for 2,000 shares of Common Stock, (V) 2,000 options granted to Mr. Mehra on May 22, 2003 pursuant to the Hexcel Incentive Stock Plan, of which all of such options are currently exercisable for 2,000 shares of Common Stock, (VI) 1,590 restricted stock units granted to Mr. Mehra on November 16, 2004 pursuant to the Hexcel Incentive Stock Plan, of which one-third of such restricted stock units vested on the date of grant and an additional one-third of such restricted stock units vested on November 16, 2005, and all of such vested restricted stock units converted into an equal number of shares of Common Stock on March 15, 2006, the date of Mr. Mehra's resignation as a director of the Company; the remaining one-third of such restricted stock units that had not yet vested as of March 15, 2006 were forfeited and cancelled on such date, and (VII) 1,503 restricted stock units granted to Mr. Mehra on May 19, 2005 pursuant to the Hexcel Incentive Stock Plan, of which one-third of such restricted stock units vested on the date of grant and were converted into an equal number of shares of Common Stock on March 15, 2006, the date of Mr. Mehra's resignation as a director of the Company, an additional one-third of such restricted stock units will vest on May 19, 2006, the remaining one-third of such restricted stock units will vest on May 19, 2007 and all of such restricted stock units that had not yet vested as of March 15, 2006 were forfeited and cancelled on such date (Sanjeev K. Mehra has an understanding with GS Group pursuant to which he holds the options and restricted stock units described above in (A)(I) through
(A)(VII) for the benefit of GS Group), and (B) (I) 10,000 options granted to Mr. Sacerdote on December 19, 2000 pursuant to the Hexcel Incentive Stock Plan, of which all of such options are currently exercisable for 10,000 shares of Common Stock, (II) 2,000 options granted to Mr. Sacerdote on May 10, 2001 pursuant to the Hexcel Incentive Stock Plan, of which all of such options are currently exercisable for 2,000 shares of Common Stock,
(III) 2,000 options granted to Mr. Sacerdote on May 9, 2002 pursuant to the Hexcel Incentive Stock Plan, of which all of such options are currently exercisable for 2,000 shares of Common Stock, (IV) 2,000 options granted to Mr. Sacerdote on May 22, 2003 pursuant to the Hexcel Incentive Stock Plan, of which all of such options are currently exercisable for 2,000 shares of Common Stock, (V) 1,590 restricted stock units granted to Mr. Sacerdote on November 16, 2004 pursuant to the Hexcel Incentive Stock Plan, of which one-third of such restricted stock units vested on the date of grant and an additional one-third of such restricted stock units vested on November 16, 2005, and all of such vested restricted stock units converted into an equal number of shares of Common Stock on March 15, 2006, the date of Mr. Sacerdote's resignation as a director of the Company; the remaining one-third of such restricted stock units that had not yet vested as of March 15, 2006 were forfeited and cancelled on such date, and (VI) 1,503 restricted stock units granted to Mr. Sacerdote on May 19, 2005 pursuant to the Hexcel Incentive Stock Plan, of which one-third of such restricted stock units vested on the date of grant and were converted into an equal number of shares of Common Stock on March 15, 2006, the date of Mr. Sacerdote's resignation as a director of the Company, an additional one-third of such restricted stock units will vest on May 19, 2006, the remaining one-third of such restricted stock units will vest on May 19, 2007 and all of such restricted stock units that had not yet vested as of March 15, 2006 were forfeited and cancelled on such date (Peter M. Sacerdote has an understanding with GS Group pursuant to which he holds the options and restricted stock units described above in (B)(I) through
(B)(VI) for the benefit of GS Group); (iii) 1,282,545 shares of Common Stock that are beneficially owned by the Limited Partnerships, as described below; (iv) 199,890 shares of Common Stock held in client accounts with respect to which Goldman Sachs or employees of Goldman Sachs have investment discretion ("Managed Accounts"); and (v) 8,200 shares of Common Stock acquired in the ordinary course of business of Goldman Sachs or another wholly-owned broker or dealer subsididary of GS Group in ordinary course trading activities. The shares of Common Stock that may be deemed to be beneficially owned by GS Group represent approximately 1.6% of the outstanding shares of Common Stock, based on there being 93,038,134 shares of Common Stock outstanding as of March 1, 2006, which number of shares outstanding was provided by the Company. The foregoing percentage was calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than GS Group.

          As of March 15, 2006, Goldman Sachs may be deemed to beneficially own an aggregate of 1,490,642 shares of Common Stock, consisting of: (i) 7 shares of Common Stock that are beneficially owned by the Original Purchasers, as described below; (ii) 1,282,545 shares of Common Stock that are beneficially owned by the Limited Partnerships, as described below;
(iii) 199,890 shares of Common Stock held in Managed Accounts; and (iv) 8,200 shares of Common Stock acquired by Goldman Sachs in ordinary course trading activities. The shares of Common Stock that may be deemed to be beneficially owned by Goldman Sachs represent approximately 1.6% of the outstanding shares of Common Stock, based on there being 93,038,134 shares of Common Stock outstanding as of March 1, 2006, which number of shares outstanding was provided by the Company. The foregoing percentage was calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than Goldman Sachs.

          GS Group and Goldman Sachs disclaim beneficial ownership of the shares of Common Stock beneficially owned by the Original Purchasers and the Limited Partnerships to the extent that partnership or membership interests, as the case may be, in the Limited Partnerships are held by persons other than Goldman Sachs or its affiliates.

          GS Group and Goldman Sachs disclaim beneficial ownership of the shares of Common Stock held in Managed Accounts.

          In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998), this filing reflects the securities beneficially owned by the investment banking division of GS Group and its subsidiaries and affiliates (the "Investment Banking Division"). This filing does not reflect securities, if any, beneficially owned by any other operating unit of GS Group and its subsidiaries and affiliates. The Investment Banking Division disclaims beneficial ownership of securities, if any, beneficially owned by (i) any client accounts with respect to which the Investment Banking Division or its employees have voting or investment discretion, or both, and (ii) certain investment entities, of which the Investment Banking Division is the general partner, managing general partner or other manager, to the extent interests in such entities are held by persons other than the Investment Banking Division.

          As of March 15, 2006, GS Advisors may be deemed to beneficially own an aggregate of 995,852 shares of Common Stock, consisting of: (i) 6 shares of Common Stock, of which 4 shares may be deemed to be beneficially owned by GS Capital and 2 shares may be deemed to be beneficially owned by GS Offshore, as described below; and (ii) 995,846 shares of Common Stock, of which 730,447 shares are beneficially owned by GS Capital and 265,399 shares are beneficially owned by GS Offshore, as described below. The shares of Common Stock that may be deemed to be beneficially owned by GS Advisors represent approximately 1.1% of the outstanding shares of Common Stock, based on there being 93,038,134 shares of Common Stock outstanding as of March 1, 2006, which number of shares outstanding was provided by the Company. The foregoing percentage was calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than GS Advisors.

          As of March 15, 2006, GS oHG may be deemed to beneficially own an aggregate of 30,539 shares of Common Stock consisting of 30,539 shares of Common Stock that are beneficially owned by GS Germany. The shares of Common Stock that may be deemed to be beneficially owned by GS oHG represent less than 0.1% of the outstanding shares of Common Stock, based on there being 93,038,134 shares of Common Stock outstanding as of March 1, 2006, which number of shares outstanding was provided by the Company. The foregoing percentage was calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than GS oHG.

          As of March 15, 2006, GS GmbH may be deemed to beneficially own an aggregate of 30,539 shares of Common Stock consisting of 30,539 shares of Common Stock beneficially owned by GS Germany. The shares of Common Stock that may be deemed to be beneficially owned by GS GmbH represent less than 0.1% of the outstanding shares of Common Stock, based on there being 93,038,134 shares of Common Stock outstanding as of March 1, 2006, which number of shares outstanding was provided by the Company. The foregoing percentage was calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than GS GmbH.

          As of March 15, 2006, GS Employee 2000 may be deemed to beneficially own an aggregate of 232,075 shares of Common Stock, consisting of: (i) 1 share of Common Stock that may be deemed to be beneficially owned by GS Employee; and (ii) 232,074 shares of Common Stock that are beneficially owned by GS Employee. The shares of Common Stock that may be deemed to be beneficially owned by GS Employee 2000 represent approximately 0.3% of the outstanding shares of Common Stock, based on there being 93,038,134 shares of Common Stock outstanding as of March 1, 2006, which number of shares outstanding was provided by the Company. The foregoing percentage was calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than GS Employee 2000.

          As of March 15, 2006, Stone 2000 may be deemed to beneficially own an aggregate of 24,086 shares of Common Stock consisting of 24,086 shares of Common Stock that are beneficially owned by Stone Street. The shares of Common Stock that may be deemed to be beneficially owned by Stone 2000 represent less than 0.1% of the outstanding shares of Common Stock, based on there being 93,038,134 shares of Common Stock outstanding as of March 1, 2006, which number of shares outstanding was provided by the Company. The foregoing percentage was calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than Stone 2000.

          As of March 15, 2006, GS Capital may be deemed to beneficially own an aggregate of 730,451 shares of Common Stock, consisting of: (i) 4 shares of Common Stock that are beneficially owned by LXH; and (ii) 730,447 shares of Common Stock that are beneficially owned by GS Capital. The shares of Common Stock that may be deemed to be beneficially owned by GS Capital represent approximately 0.8% of the outstanding shares of Common Stock, based on there being 93,038,134 shares of Common Stock outstanding as of March 1, 2006, which number of shares outstanding was provided by the Company. The foregoing percentage was calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than GS Capital.

          As of March 15, 2006, GS Offshore may be deemed to beneficially own an aggregate of 265,401 shares of Common Stock, consisting of: (i) 2 shares of Common Stock that are beneficially owned by LXH II; and (ii) 265,399 shares of Common Stock that are beneficially owned by GS Offshore. The shares of Common Stock that may be deemed to be beneficially owned by GS Offshore represent approximately 0.3% of the outstanding shares of Common Stock, based on there being 93,038,134 shares of Common Stock outstanding as of March 1, 2006, which number of shares outstanding was provided by the Company. The foregoing percentage was calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than GS Offshore.

          As of March 15, 2006, GS Germany may be deemed to beneficially own an aggregate of 30,539 shares of Common Stock. The shares of Common Stock that may be deemed to be beneficially owned by GS Germany represent less than 0.1% of the outstanding shares of Common Stock, based on there being 93,038,134 shares of Common Stock outstanding as of March 1, 2006, which number of shares outstanding was provided by the Company. The foregoing percentage was calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than GS Germany.

          As of March 15, 2006, GS Employee may be deemed to beneficially own an aggregate of 232,075 shares of Common Stock, consisting of: (i) 1 share of Common Stock that is beneficially owned by LXH II; and (ii) 232,074 shares of Common Stock that are beneficially owned by GS Employee. The shares of Common Stock that may be deemed to be beneficially owned by GS Employee represent approximately 0.3% of the outstanding shares of Common Stock, based on there being 93,038,134 shares of Common Stock outstanding as of March 1, 2006, which number of shares outstanding was provided by the Company. The foregoing percentage was calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than GS Employee.

          As of March 15, 2006, Stone Street may be deemed to beneficially own an aggregate of 24,086 shares of Common Stock. The shares of Common Stock that may be deemed to be beneficially owned by Stone Street represent less than 0.1% of the outstanding shares of Common Stock, based on there being 93,038,134 shares of Common Stock outstanding as of March 1, 2006, which number of shares outstanding was provided by the Company. The foregoing percentage was calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than Stone Street.

          As of March 15, 2006, LXH Corp. may be deemed to beneficially own no shares of Common Stock.

          As of March 15, 2006, LXH L.P. may be deemed to beneficially own no shares of Common Stock.

          As of March 15, 2006, LXH beneficially owns 4 shares of Common Stock. The shares of Common Stock beneficially owned by LXH represent less than 0.1% of the outstanding shares of Common Stock, based on there being 93,038,134 shares of Common Stock outstanding as of March 1, 2006, which number of shares outstanding was provided by the Company.

          As of March 15, 2006, LXH II beneficially owns 3 shares of Common Stock. The shares of Common Stock beneficially owned by LXH II represent less than 0.1% of the outstanding shares of Common Stock, based on there being 93,038,134 shares of Common Stock outstanding as of March 1, 2006, which number of shares outstanding was provided by the Company.

          None of the Filing Persons or, to their knowledge, the persons listed on Schedules I, II-A-i, II-A-ii, II-B-i, II-B-ii, II-C or II-D hereto, beneficially owns any shares of Common Stock other than as set forth herein.

          (b) Each Filing Person shares the power to vote or direct the vote and to dispose or to direct the disposition of shares of Common Stock beneficially owned by such Filing Person as indicated above.

          (c) Schedule IV sets forth the transactions in the shares of Common Stock which have been effected during the period from March 1, 2006 through March 15, 2006. Except as described above, all of the transactions set forth on Schedule IV were effected in the ordinary course of business of Goldman Sachs or another wholly-owned broker or dealer subsidiary of GS Group in ordinary course trading activities. The transactions in the shares of Common Stock described on Schedule IV were effected on the New York Stock Exchange, the Archipelago Exchange or the over-the-counter market.

          Except as described above, no transactions in the shares of Common Stock were effected by the Filing Persons, or, to their knowledge, any of the persons listed on Schedules I, II-A-i, II-A-ii, II-B-i, II-B-ii, II-C or II-D hereto, since the most recent filing on Schedule 13D by the Filing Persons relating to the Common Stock.

          (d) Except for clients of Goldman Sachs who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock held in Managed Accounts, no other person is known by any Filing Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by any Filing Person.

          (e) As of March 15, 2006, the Filing Persons ceased to be the beneficial owners of more than five percent of the shares of Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
          -----------------------------------------

Item 6 is hereby amended by adding the following immediately before the ultimate paragraph thereof:

          Lock-Up Agreement. In connection with the March 2006 Sale, on February 28, 2006, the GS Selling Stockholders agreed not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares of Common Stock, or any options or warrants to purchase any shares of Common Stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of Common Stock, whether owned at the time of such agreement or acquired thereafter, owned directly by such person (including holding as a custodian) or with respect to which such person has beneficial ownership within the rules and regulations of the SEC during the period beginning from February 28, 2006 and continuing to and including the date that is 90 days after the March 2006 Offering Prospectus Date, without the prior written consent of the representatives of the March 2006 Underwriters, except that after the date that is 60 days after the March 2006 Offering Prospectus Date, the GS Selling Stockholders may sell up to an aggregate of 1,282,552 shares of Common Stock (the "March 2006 Lock-Up Agreement"). The foregoing description of the March 2006 Lock-Up Agreement is not intended to be complete and is qualified in its entirety by the complete text of the March 2006 Lock-Up Agreement, a copy of which is filed as Exhibit 49 hereto.

          The responses set forth in Item 4 of this Amendment No. 10 to the
Schedule 13D are incorporated herein by reference in their entirety.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.
          ---------------------------------

Item 7 is hereby amended and restated in its entirety as follows:

Exhibit 1      Joint Filing Agreement, dated as of December 28, 2000.*
Exhibit 2      Stock Purchase  Agreement,  dated as of October 11, 2000, by and among the Purchasers, Ciba and the Sellers.*
Exhibit 3      $20,680,780  7.5% Recourse  Secured  Pay-In-Kind  Promissory
               Note, due December 31, 2004, issued by LXH to Ciba SCC.*
Exhibit 4      $15,631,720  7.5% Recourse  Secured  Pay-In-Kind  Promissory
               Note, due December 31, 2004,  issued by LXH II to Ciba SCC.*
Exhibit 5      Hexcel  Agreement,  dated as of  October  11,  2000,  by and between the Purchasers and the Company.*
Exhibit 6      Governance Agreement,  dated as of December 19, 2000, by and among the  Purchasers,  the  Company  and the other  parties listed on the signature pages thereto.*
Exhibit 7      Registration  Rights  Agreement,  dated as of  December  19,
               2000, by and between the Company and the Purchasers.*
Exhibit 8      Pledge  Agreement,  dated as of December 19, 2000, by LXH in favor of Ciba SCC.*
Exhibit 9      Pledge  Agreement,  dated as of December 19, 2000, by LXH II in favor of Ciba SCC.*
Exhibit 10     Power of Attorney,  dated as of January 6, 2003, relating to
               The Goldman Sachs Group, Inc.*
Exhibit 11     Power of Attorney,  dated as of January 6, 2003, relating to
               Goldman, Sachs & Co.*
Exhibit 12     Power of Attorney,  dated as of March 19, 2003,  relating to
               GS Advisors 2000, L.L.C.*
Exhibit 13     Power of Attorney,  dated as of March 28, 2000,  relating to
               Goldman, Sachs & Co. oHG.*
Exhibit 14     Power of Attorney,  dated as of March 19, 2003,  relating to
               Goldman, Sachs Management GP GmbH.*
Exhibit 15     Power of Attorney,  dated as of February 24, 2003,  relating to GS Employee Funds 2000 GP, L.L.C.*
Exhibit 16     Power of Attorney,  dated as of March 19, 2003,  relating to
               Stone Street 2000, L.L.C.*
Exhibit 17     Power of Attorney,  dated as of March 19, 2003,  relating to
               GS Capital Partners 2000, L.P.*
Exhibit 18     Power of Attorney,  dated as of March 19, 2003,  relating to
               GS Capital Partners 2000 Offshore, L.P.*
Exhibit l9     Power of Attorney,  dated as of March 19, 2003,  relating to
               GS Capital Partners 2000 GmbH & Co. Beteiligungs KG.*
Exhibit 20     Power of Attorney,  dated as of March 19, 2003,  relating to
               GS Capital Partners 2000 Employee Fund, L.P.*
Exhibit 21     Power of Attorney,  dated as of March 19, 2003,  relating to
               Stone Street Fund 2000, L.P.*
Exhibit 22     Power of Attorney,  dated as of March 19, 2003,  relating to
               LXH Holdings Corp.*
Exhibit 23     Power of Attorney,  dated as of March 19, 2003,  relating to
               LXH Holdings, L.P.*
Exhibit 24     Power of Attorney,  dated as of March 19, 2003,  relating to
               LXH, L.L.C.*
Exhibit 25     Power of Attorney,  dated as of March 19, 2003,  relating to
               LXH II, L.L.C.*
Exhibit 26     Stock Purchase Agreement,  dated as of December 18, 2002, by and among the Company and the Limited Partnerships.*
Exhibit 27     Form of Amended and Restated Governance Agreement, among the
               Original  Purchasers,   the  Limited  Partnerships  and  the
               Company.*
Exhibit 28     Form of Amended and Restated  Registration Rights Agreement,
               among the Company,  the Original  Purchasers and the Limited
               Partnerships.*
Exhibit 29     Form of  Certificate of  Designations  of Series A Preferred
               Stock.*
Exhibit 30     Form of  Certificate of  Designations  of Series B Preferred
               Stock.*
Exhibit 31     Power of Attorney,  dated as of December 12, 2003,  relating to The Goldman Sachs Group, Inc.*
Exhibit 32     Power of Attorney,  dated as of November 19, 2003,  relating to Goldman, Sachs & Co.*
Exhibit 33     Power of Attorney,  dated as of August 19, 2004, relating to
               GS Advisors 2000, L.L.C.*
Exhibit 34     Power of Attorney,  dated as of August 5, 2004,  relating to
               Goldman, Sachs & Co. oHG.*
Exhibit 35     Power of Attorney,  dated as of August 19, 2004, relating to
               Goldman, Sachs Management GP GmbH.*
Exhibit 36     Power of Attorney,  dated as of August 19, 2004, relating to
               GS Employee Funds 2000 GP, L.L.C.*
Exhibit 37     Power of Attorney,  dated as of August 23, 2004, relating to
               Stone Street 2000, L.L.C.*
Exhibit 38     Power of Attorney,  dated as of August 19, 2004, relating to
               GS Capital Partners 2000, L.P.*
Exhibit 39     Power of Attorney,  dated as of August 19, 2004, relating to
               GS Capital Partners 2000 Offshore, L.P.*
Exhibit 40     Power of Attorney,  dated as of August 19, 2004, relating to
               GS Capital Partners 2000 GmbH & Co. Beteiligungs KG.*
Exhibit 41     Power of Attorney,  dated as of August 19, 2004, relating to
               GS Capital Partners 2000 Employee Fund, L.P.*
Exhibit 42     Power of Attorney,  dated as of August 23, 2004, relating to
               Stone Street Fund 2000, L.P.*
Exhibit 43     Power of Attorney,  dated as of August 19, 2004, relating to
               LXH Holdings Corp.*
Exhibit 44     Power of Attorney,  dated as of August 19, 2004, relating to
               LXH Holdings, L.P.*
Exhibit 45     Power of Attorney,  dated as of August 19, 2004, relating to
               LXH, L.L.C.*
Exhibit 46     Power of Attorney,  dated as of August 19, 2004, relating to
               LXH II, L.L.C.*
Exhibit 47     Lock-Up  Agreement,  dated December 3, 2004, by LXH, L.L.C.,
               LXH II, L.L.C.,  GS Capital  Partners 2000, L.P., GS Capital
               Partners 2000 Offshore,  L.P., GS Capital Partners 2000 GmbH
               & Co.  Beteiligungs  KG, GS Capital  Partners  2000 Employee
               Fund, L.P. and Stone Street Fund 2000, L.P.*
Exhibit 48     Lock-Up Agreement, dated August 3, 2005, by LXH, L.L.C., LXH
               II,  L.L.C.,  GS Capital  Partners  2000,  L.P.,  GS Capital
               Partners 2000 Offshore,  L.P., GS Capital Partners 2000 GmbH
               & Co.  Beteiligungs  KG, GS Capital  Partners  2000 Employee
               Fund, L.P. and Stone Street Fund 2000, L.P. *
Exhibit 49     Lock-Up Agreement,  dated February 28, 2006, by LXH, L.L.C.,
               LXH II, L.L.C.,  GS Capital  Partners 2000, L.P., GS Capital
               Partners 2000 Offshore,  L.P., GS Capital Partners 2000 GmbH
               & Co.  Beteiligungs  KG, GS Capital  Partners  2000 Employee
               Fund, L.P. and Stone Street Fund 2000, L.P.

________
* Previously filed.

                                 SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


March 20, 2006


                               THE GOLDMAN SACHS GROUP, INC.


                               By:  /s/Roger S. Begelman
                                    --------------------------
                                    Name:  Roger S. Begelman
                                    Title: Attorney-in-fact


                               GOLDMAN, SACHS & CO.


                               By:  /s/Roger S. Begelman
                                    --------------------------
                                    Name:  Roger S. Begelman
                                    Title: Attorney-in-fact



                               GS ADVISORS 2000, L.L.C.


                               By:  /s/Roger S. Begelman
                                    --------------------------
                                    Name:  Roger S. Begelman
                                    Title: Attorney-in-fact



                               GOLDMAN, SACHS & CO. OHG


                               By:  /s/Roger S. Begelman
                                    --------------------------
                                    Name:  Roger S. Begelman
                                    Title: Attorney-in-fact

                               GOLDMAN, SACHS MANAGEMENT GP GMBH


                               By:  /s/Roger S. Begelman
                                    --------------------------
                                    Name:  Roger S. Begelman
                                    Title: Attorney-in-fact



                               GS EMPLOYEE FUNDS 2000 GP, L.L.C.


                               By:  /s/Roger S. Begelman
                                    --------------------------
                                    Name:  Roger S. Begelman
                                    Title: Attorney-in-fact


                               STONE STREET 2000, L.L.C.


                               By:  /s/Roger S. Begelman
                                    --------------------------
                                    Name:  Roger S. Begelman
                                    Title: Attorney-in-fact


                               GS CAPITAL PARTNERS 2000, L.P.


                               By:  /s/Roger S. Begelman
                                    --------------------------
                                    Name:  Roger S. Begelman
                                    Title: Attorney-in-fact


                               GS CAPITAL PARTNERS 2000 OFFSHORE, L.P.


                               By:  /s/Roger S. Begelman
                                    --------------------------
                                    Name:  Roger S. Begelman
                                    Title: Attorney-in-fact

                               GS CAPITAL PARTNERS 2000 GMBH & CO.
                               BETEILIGUNGS KG


                               By:  /s/Roger S. Begelman
                                    --------------------------
                                    Name:  Roger S. Begelman
                                    Title: Attorney-in-fact


                               GS CAPITAL PARTNERS 2000 EMPLOYEE FUND, L.P.


                               By:  /s/Roger S. Begelman
                                    --------------------------
                                    Name:  Roger S. Begelman
                                    Title: Attorney-in-fact


                               STONE STREET FUND 2000, L.P.


                               By:  /s/Roger S. Begelman
                                    --------------------------
                                    Name:  Roger S. Begelman
                                    Title: Attorney-in-fact


                               LXH HOLDINGS CORP.


                               By:  /s/Roger S. Begelman
                                    --------------------------
                                    Name:  Roger S. Begelman
                                    Title: Attorney-in-fact


                               LXH HOLDINGS, L.P.


                               By:  /s/Roger S. Begelman
                                    --------------------------
                                    Name:  Roger S. Begelman
                                    Title: Attorney-in-fact

                               LXH, L.L.C.


                               By:  /s/Roger S. Begelman
                                    --------------------------
                                    Name:  Roger S. Begelman
                                    Title: Attorney-in-fact


                               LXH II, L.L.C.


                               By:  /s/Roger S. Begelman
                                    --------------------------
                                    Name:  Roger S. Begelman
                                    Title: Attorney-in-fact

                              SCHEDULE II-A-i

Schedule II-A-i is hereby amended and restated in its entirety as follows:

          The name, position and present principal occupation of each executive officer of GS Advisors 2000, L.L.C., the sole general partner of each of GS Capital Partners 2000, L.P. and GS Capital Partners 2000 Offshore, L.P., are set forth below.

          The business address for all the executive officers listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, New York 10004, except as follows: The business address of Richard S. Sharp, Hughes B. Lepic, Robert R. Gheewalla, Sanjay H. Patel, Steffen J. Kastner, Bjorn P. Killmer, Benoit Valentin, Ulrika Werdelin and Martin Hintze is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The business address of Sang Gyun Ahn, Mary Nee, Hsueh J. Sung and Andrew Wolff is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong. The business address of Joseph P. DiSabato is 555 California Street, San Francisco, CA 94104. The business address of Muneer A. Satter is 71 South Wacker Drive, Chicago, IL 60606. The business address of Ankur A. Sahu is Roppongi Hills, Mori Tower, Level 43-48, 10-1, Roppongi 6-chome, Minato-ku, Tokyo, 106-6147, Japan.

          All executive officers listed below are United States citizens, except as follows: Richard S. Sharp and Sarah E. Smith are citizens of the United Kingdom; Hughes B. Lepic and Benoit Valentin are citizens of France; Adrian M. Jones is a citizen of Ireland; Bjorn P. Killmer, Steffen J. Kastner and Martin Hintze are citizens of Germany; Hsueh Sung is a citizen of Taiwan, Ankur A. Sahu is a citizen of India, Sang Gyun Ahn is a citizen of South Korea and Ulrika Werdelin is a citizen of Sweden.


Name                               Position                    Present Principal Occupation
---------------------------------- --------------------------- ----------------------------
Richard A. Friedman                President                   Managing Director of Goldman, Sachs & Co.
Joseph H. Gleberman                Vice President              Managing Director of Goldman, Sachs & Co.
Henry Cornell                      Vice President              Managing Director of Goldman, Sachs & Co.
Richard S. Sharp                   Vice President              Managing Director of Goldman Sachs International
Esta E. Stecher                    Assistant Secretary         Managing Director of Goldman, Sachs & Co.
Sanjeev K. Mehra                   Vice President              Managing Director of Goldman, Sachs & Co.
Muneer A. Satter                   Vice President              Managing Director of Goldman, Sachs & Co.
Sanjay H. Patel                    Vice President              Managing Director of Goldman Sachs International
Hsueh J. Sung                      Vice President              Managing Director of Goldman Sachs (Asia) L.L.C.
Steven M. Bunson                   Assistant Secretary         Managing Director of Goldman, Sachs & Co.
Elizabeth C. Fascitelli            Treasurer                   Managing Director of Goldman, Sachs & Co.
David J. Greenwald                 Assistant Secretary         Managing Director of Goldman, Sachs & Co.
Hughes B. Lepic                    Vice President              Managing Director of Goldman Sachs International
Russell E. Makowsky                Assistant Secretary         Managing Director of Goldman, Sachs & Co.
Sarah E. Smith                     Assistant Treasurer         Managing Director of Goldman, Sachs & Co.
Gerald J. Cardinale                Vice President              Managing Director of Goldman, Sachs & Co.
Stephen S. Trevor                  Vice President              Managing Director of Goldman, Sachs & Co.
Joseph P. DiSabato                 Vice President              Managing Director of Goldman, Sachs & Co.
Robert R. Gheewalla                Vice President              Managing Director of Goldman Sachs International
Ben I. Adler                       Vice President              Managing Director of Goldman, Sachs & Co.
Melina E. Higgins                  Vice President              Managing Director of Goldman, Sachs & Co.
Adrian M. Jones                    Vice President              Managing Director of Goldman, Sachs & Co.
John E. Bowman                     Vice President              Managing Director of Goldman, Sachs & Co.
Katherine B. Enquist               Vice President/Secretary    Managing Director of Goldman, Sachs & Co.
Beverly L. O'Toole                 Assistant Secretary         Vice President and Associate General Counsel of Goldman, Sachs & Co.
Matthew E. Tropp                   Assistant Secretary         Vice President and Associate General Counsel of Goldman, Sachs & Co.
Mitchell S. Weiss                  Vice President              Vice President of Goldman, Sachs & Co.
Mary Nee                           Vice President              Executive Director of Goldman Sachs (Asia) L.L.C.
Ulrika Werdelin                    Vice President              Managing Director of Goldman Sachs International
Kenneth A. Pontarelli              Vice President              Managing Director of Goldman, Sachs & Co.
Steffen J. Kastner                 Vice President              Managing Director of Goldman Sachs International
Stuart A. Katz                     Vice President              Managing Director of Goldman, Sachs & Co.
Bjorn P. Killmer                   Vice President              Managing Director of Goldman Sachs International
Sang Gyun Ahn                      Vice President              Managing Director of Goldman Sachs (Asia) L.L.C.
Martin Hintze                      Vice President              Managing Director of Goldman Sachs International
Michael E. Koester                 Vice President              Managing Director of Goldman, Sachs & Co.
Ankur A. Sahu                      Vice President              Managing Director of Goldman Sachs (Japan) Ltd.
Andrew E. Wolff                    Vice President              Managing Director of Goldman Sachs (Asia) L.L.C.
Christine Serfin                   Vice President              Vice President of Goldman, Sachs & Co.
Julie Abraham                      Assistant Secretary         Vice President and Assistant General Counsel of Goldman, Sachs & Co.


                              SCHEDULE II-C
                              ----------------

          The name, position and present principal occupation of each executive officer of Stone Street 2000, L.L.C., the sole general partner of Stone Street Fund 2000, L.P., are set forth below.

          The business address for all the executive officers listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, New York 10004, except as follows: The business address of Richard S. Sharp, Hughes B. Lepic, Robert R. Gheewalla, Sanjay H. Patel, Steffen J. Kastner, Bjorn P. Killmer, Ulrika Werdelin and Martin Hintze is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The business address of Sang Gyun Ahn, Mary Nee, Hsueh J. Sung and Andrew Wolff is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong. The business address of Joseph P. DiSabato is 555 California Street, San Francisco, CA 94104. The business address of Muneer A. Satter is 71 South Wacker Drive, Chicago, IL 60606. The business address of Ankur A. Sahu is Roppongi Hills, Mori Tower, Level 43-48, 10-1, Roppongi 6-chome, Minato-ku, Tokyo, 106-6147, Japan.

          All executive officers listed below are United States citizens, except as follows: Richard S. Sharp and Sarah E. Smith are citizens of the United Kingdom; Hughes B. Lepic is a citizen of France; Adrian M. Jones is a citizen of Ireland; Bjorn P. Killmer, Steffen J. Kastner and Martin Hintze are citizens of Germany; Ulrika Werdelin is a citizen of Sweden, Hsueh J. Sung is a citizen of Taiwan, Ankur A. Sahu is a citizen of India and Sang Gyun Ahn is a citizen of South Korea.



Name                     Position                             Present Principal Occupation
------------------------ ------------------------------------ ---------------------------------------------------------------------
Peter M. Sacerdote       Chairman/President                   Advisory Director of Goldman, Sachs & Co.
Peter G. Sachs           Vice President                       Senior Director of The Goldman Sachs Group, Inc.
Richard A. Friedman      Vice President                       Managing Director of Goldman, Sachs & Co.
Joseph H. Gleberman      Vice President                       Managing Director of Goldman, Sachs & Co.
Henry Cornell            Vice President                       Managing Director of Goldman, Sachs & Co.
Richard S. Sharp         Vice President                       Managing Director of Goldman Sachs International
Esta E. Stecher          Vice President/Assistant Secretary   Managing Director of Goldman, Sachs & Co.
Sanjeev K. Mehra         Vice President/Treasurer             Managing Director of Goldman, Sachs & Co.
Muneer A. Satter         Vice President                       Managing Director of Goldman, Sachs & Co.
Hsueh J. Sung            Vice President                       Managing Director of Goldman Sachs (Asia) L.L.C.
Steven M. Bunson         Assistant Secretary                  Managing Director of Goldman, Sachs & Co.
Elizabeth C. Fascitelli  Vice President                       Managing Director of Goldman, Sachs & Co.
David J. Greenwald       Vice President/Assistant Secretary   Managing Director of Goldman, Sachs & Co.
Hughes B. Lepic          Vice President                       Managing Director of Goldman Sachs International
Russell E. Makowsky      Assistant Secretary                  Managing Director of Goldman, Sachs & Co.
Sarah E. Smith           Assistant Treasurer                  Managing Director of Goldman, Sachs & Co.
Stephen S. Trevor        Vice President                       Managing Director of Goldman, Sachs & Co.
Joseph P. DiSabato       Vice President                       Managing Director of Goldman, Sachs & Co.
Robert R. Gheewalla      Vice President                       Managing Director of Goldman Sachs International
Sanjay H. Patel          Vice President                       Managing Director of Goldman Sachs International
Ben I. Adler             Vice President                       Managing Director of Goldman, Sachs & Co.
Melina E. Higgins        Vice President                       Managing Director of Goldman, Sachs & Co.
John E. Bowman           Vice President                       Managing Director of Goldman, Sachs & Co.
Carrie Teret             Vice President                       Vice President of Goldman, Sachs & Co.
Katherine B. Enquist     Vice President/Secretary             Managing Director of Goldman, Sachs & Co.
Beverly L. O'Toole       Assistant Secretary                  Vice President and Associate General Counsel of Goldman, Sachs & Co.
Mitchell S. Weiss        Vice President                       Vice President of Goldman, Sachs & Co.
Matthew E. Tropp         Assistant Secretary                  Vice President and Associate General Counsel of Goldman, Sachs & Co.
Mary Nee                 Vice President                       Executive Director of Goldman Sachs (Asia) L.L.C.
Richard J. Stingi        Vice President                       Vice President of Goldman, Sachs & Co.
Ulrika Werdelin          Vice President                       Managing Director of Goldman Sachs International
Gerald J. Cardinale      Vice President                       Managing Director of Goldman, Sachs & Co.
Adrian M. Jones          Vice President                       Managing Director of Goldman, Sachs & Co.
Kenneth A. Pontarelli    Vice President                       Managing Director of Goldman, Sachs & Co.
Steffen J. Kastner       Vice President                       Managing Director of Goldman Sachs International
Stuart A. Katz           Vice President                       Managing Director of Goldman, Sachs & Co.
Bjorn P. Killmer         Vice President                       Managing Director of Goldman Sachs International
Sang Gyun Ahn            Vice President                       Managing Director of Goldman Sachs (Asia) L.L.C.
Martin Hintze            Vice President                       Managing Director of Goldman Sachs International
Michael E. Koester       Vice President                       Managing Director of Goldman, Sachs & Co.
Ankur A. Sahu            Vice President                       Managing Director of Goldman Sachs (Japan) Ltd.
Andrew E. Wolff          Vice President                       Managing Director of Goldman Sachs (Asia) L.L.C.
Julie Abraham            Assistant Secretary                  Vice President and Assistant General Counsel of Goldman, Sachs & Co.


                               SCHEDULE II-D
                               -------------

          The name, position and present principal occupation of each executive officer of GS Employee Funds 2000 GP, L.L.C., the sole general partner of GS Capital Partners 2000 Employee Fund, L.P., are set forth below.

          The business address for all the executive officers listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, New York 10004, except as follows: The business address of Richard S. Sharp, Hughes B. Lepic, Robert R. Gheewalla, Sanjay H. Patel, Steffen J. Kastner, Bjorn P. Killmer, Ulrika Werdelin and Martin Hintze is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The business address of Sang Gyun Ahn, Mary Nee, Hsueh J. Sung and Andrew Wolff is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong. The business address of Joseph P. DiSabato is 555 California Street, San Francisco, CA 94104. The business address of Muneer A. Satter is 71 South Wacker Drive, Chicago, IL 60606. The business address of Ankur A. Sahu is Roppongi Hills, Mori Tower, Level 43-48, 10-1, Roppongi 6-chome, Minato-ku, Tokyo, 106-6147, Japan. All executive officers listed below are United States citizens, except as follows: Richard S. Sharp and Sarah E. Smith are citizens of the United
Kingdom, Hughes B. Lepic is a citizen of France, Adrian M. Jones is a citizen of Ireland, Steffen J. Kastner, Bjorn P. Killmer and Martin Hitze are citizens of Germany, Ulrika Werdelin is a citizen of Sweden and Hsueh
J. Sung is a citizen of Taiwan, Ankur A. Sahu is a citizen of India and Sang Gyun Ahn is a citizen of South Korea.



Name                        Position                            Present Principal Occupation
--------------------------- ---------------------------------   ------------------------------------------------------------
Richard A. Friedman         President                           Managing Director of Goldman, Sachs & Co.
Joseph H. Gleberman         Vice President                      Managing Director of Goldman, Sachs & Co.
Henry Cornell               Vice President                      Managing Director of Goldman, Sachs & Co.
Richard S. Sharp            Vice President                      Managing Director of Goldman Sachs International
Esta E. Stecher             Vice President/Assistant Secretary  Managing Director of Goldman, Sachs & Co.
Sanjeev K. Mehra            Vice President/Treasurer            Managing Director of Goldman, Sachs & Co.
Muneer A. Satter            Vice President                      Managing Director of Goldman, Sachs & Co.
Hsueh J. Sung               Vice President                      Managing Director of Goldman Sachs (Asia) L.L.C.
Steven M. Bunson            Assistant Secretary                 Managing Director of Goldman, Sachs & Co.
Elizabeth C. Fascitelli     Vice President                      Managing Director of Goldman, Sachs & Co.
David J. Greenwald          Vice President/Assistant Secretary  Managing Director of Goldman, Sachs & Co.
Hughes B. Lepic             Vice President                      Managing Director of Goldman Sachs International
Russell E. Makowsky         Assistant Secretary                 Managing Director of Goldman, Sachs & Co.
Sarah E. Smith              Assistant Treasurer                 Managing Director of Goldman, Sachs & Co.
Gerald J. Cardinale         Vice President                      Managing Director of Goldman, Sachs & Co.
Stephen S. Trevor           Vice President                      Managing Director of Goldman, Sachs & Co.
Joseph P. DiSabato          Vice President                      Managing Director of Goldman, Sachs & Co.
Robert R. Gheewalla         Vice President                      Managing Director of Goldman Sachs International
Sanjay H. Patel             Vice President                      Managing Director of Goldman Sachs International
Ben I. Adler                Vice President                      Managing Director of Goldman, Sachs & Co.
Melina E. Higgins           Vice President                      Managing Director of Goldman, Sachs & Co.
Adrian M. Jones             Vice President                      Managing Director of Goldman, Sachs & Co.
John E. Bowman              Vice President                      Managing Director of Goldman, Sachs & Co.
Katherine B. Enquist        Vice President/Secretary            Managing Director of Goldman, Sachs & Co.
Beverly L. O'Toole          Assistant Secretary                 Vice President and Associate General Counsel of Goldman, Sachs & Co.
 Carrie Teret               Vice President                      Vice President of Goldman, Sachs & Co.
Mitchell S. Weiss           Vice President                      Vice President of Goldman, Sachs & Co.
Mary Nee                    Vice President                      Executive Director of Goldman Sachs (Asia) L.L.C.
Matthew E. Tropp            Assistant Secretary                 Vice President and Associate General Counsel of Goldman, Sachs & Co.
Richard J. Stingi           Vice President                      Vice President of Goldman, Sachs & Co.
Ulrika Werdelin             Vice President                      Managing Director of Goldman Sachs International
Kenneth A. Pontarelli       Vice President                      Managing Director of Goldman, Sachs & Co.
Steffen J. Kastner          Vice President                      Managing Director of Goldman Sachs International
Stuart A. Katz              Vice President                      Managing Director of Goldman, Sachs & Co.
Bjorn P. Killmer            Vice President                      Managing Director of Goldman Sachs International
Sang Gyun Ahn               Vice President                      Managing Director of Goldman Sachs (Asia) L.L.C.
Martin Hintze               Vice President                      Managing Director of Goldman Sachs International
Michael E. Koester          Vice President                      Managing Director of Goldman, Sachs & Co.
Ankur A. Sahu               Vice President                      Managing Director of Goldman Sachs (Japan) Ltd.
Andrew E. Wolff             Vice President                      Managing Director of Goldman Sachs (Asia) L.L.C.
Christine Serfin            Vice President                      Vice President of Goldman, Sachs & Co.
Julie Abraham               Assistant Secretary                 Vice President and Assistant General Counsel of Goldman, Sachs & Co.



                                SCHEDULE IV
                                -----------


     Purchases              Sales              Price           Trade Date       Settlement Date
        1550                                  20.0000            3/9/06             3/15/06
        1550                                  20.0000            3/9/06             3/15/06
        2050                                  20.0000            3/9/06             3/15/06
        1030                                  20.0000            3/9/06             3/15/06
        1025                                  20.0000            3/9/06             3/15/06
        1025                                  20.0000            3/9/06             3/15/06
        4600                                  20.0000            3/9/06             3/15/06
        1025                                  20.0000            3/9/06             3/15/06
        2050                                  20.0000            3/9/06             3/15/06
        2500                                  20.0000            3/9/06             3/15/06
        1025                                  20.0000            3/9/06             3/15/06
        1030                                  20.0000            3/9/06             3/15/06
        775                                   20.0000            3/9/06             3/15/06
       15800                                  20.0000            3/9/06             3/15/06
       31700                                  20.0000            3/9/06             3/15/06
        8000                                  20.0000            3/9/06             3/15/06
       15800                                  20.0000            3/9/06             3/15/06
       11900                                  20.0000            3/9/06             3/15/06
       11900                                  20.0000            3/9/06             3/15/06
        8000                                  20.0000            3/9/06             3/15/06
        8000                                  20.0000            3/9/06             3/15/06
        8000                                  20.0000            3/9/06             3/15/06
        8000                                  20.0000            3/9/06             3/15/06
        7900                                  20.0000            3/9/06             3/15/06
        1000                                  20.0000            3/9/06             3/15/06
        1550                                  20.0000            3/9/06             3/15/06
        1550                                  20.0000            3/9/06             3/15/06
        1030                                  20.0000            3/9/06             3/15/06
         9                                    20.1896            3/13/06            3/16/06
        1232                                  20.1900            3/13/06            3/16/06
        654                                   20.2100            3/13/06            3/16/06
                              9               20.1896            3/13/06            3/16/06
        300                                   20.1100            3/14/06            3/17/06
        200                                   20.1100            3/14/06            3/17/06
        100                                   20.1000            3/14/06            3/17/06
                             600              20.2120            3/14/06            3/17/06
                             100              20.2900            3/14/06            3/17/06
                             100              20.3000            3/14/06            3/17/06
                             200              20.3100            3/14/06            3/17/06
                             700              20.3200            3/14/06            3/17/06
                             500              20.3300            3/14/06            3/17/06
                            1000              20.3400            3/14/06            3/17/06
                             400              20.2700            3/14/06            3/17/06
                             200              20.2200            3/14/06            3/17/06
                             600              20.2100            3/14/06            3/17/06
                            1500              20.2100            3/14/06            3/17/06
                             200              20.3000            3/14/06            3/17/06
                             400              20.3100            3/14/06            3/17/06
        772                                   20.3297            3/14/06            3/17/06
        100                                   20.3300            3/14/06            3/17/06
        100                                   20.3400            3/14/06            3/17/06
        100                                   20.3600            3/14/06            3/17/06
        100                                   20.3700            3/14/06            3/17/06
        100                                   20.4600            3/14/06            3/17/06
        100                                   20.4500            3/14/06            3/17/06
        100                                   20.4100            3/14/06            3/17/06
        100                                   20.3500            3/14/06            3/17/06
        200                                   20.2900            3/14/06            3/17/06
        300                                   20.3200            3/14/06            3/17/06
        458                                   20.3400            3/14/06            3/17/06
        300                                   20.3100            3/14/06            3/17/06
        200                                   20.3600            3/14/06            3/17/06
        400                                   20.3300            3/14/06            3/17/06
        900                                   20.3000            3/14/06            3/17/06
        442                                   20.3500            3/14/06            3/17/06
        1000                                  20.3600            3/14/06            3/17/06
        739                                   20.3300            3/14/06            3/17/06
                             772              20.3297            3/14/06            3/17/06
                             210              20.3300            3/14/06            3/17/06
                             632              20.3740            3/14/06            3/17/06
                            1268              20.3740            3/14/06            3/17/06
                             320              20.3740            3/14/06            3/17/06
                             632              20.3740            3/14/06            3/17/06
                             476              20.3740            3/14/06            3/17/06
                             476              20.3740            3/14/06            3/17/06
                             320              20.3740            3/14/06            3/17/06
                             200              20.2500            3/14/06            3/17/06
                             300              20.2500            3/15/06            3/20/06
                             200              20.2500            3/15/06            3/20/06
                            1512              20.5000            3/15/06            3/20/06
        746                                   20.3200            3/15/06            3/20/06
                            2528              20.5205            3/15/06            3/20/06
                            5072              20.5205            3/15/06            3/20/06
                            1280              20.5205            3/15/06            3/20/06
                            2528              20.5205            3/15/06            3/20/06
                            1904              20.5205            3/15/06            3/20/06
                            1904              20.5205            3/15/06            3/20/06
                            1280              20.5205            3/15/06            3/20/06
                            1600              20.5562            3/15/06            3/20/06
                            1600              20.5562            3/15/06            3/20/06
                            1600              20.5562            3/15/06            3/20/06
                            1580              20.5562            3/15/06            3/20/06
